Terry Kiefer
President and Chief Executive Officer
National Storm Management, Inc.
999 N. Main Street, Suite 202
Glen Ellyn, IL 60137
(630) 469-7663 phone
(630) 446-4400 fax

August 29, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE
Washington, DC 20549-0404

Attention: Ms. Pamela A. Long, Assistant Director

RE:          National Storm Management, Inc.

Registration Statement on Form 10-SB (File No.:  000-52109)

Ladies and Gentlemen:

National Storm Management, Inc. (the “Company”) hereby requests withdrawal of its registration statement on Form 10-SB/A (File No. 000-52109) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 21, 2006.  The Registration Statement is being withdrawn voluntarily.  Pursuant to Rule 12g-1 of the Securities Exchange Act of 1934, the Company is exempt from the requirement to register any class of securities pursuant to Section 12(g)(1) if on the last day of its most recent fiscal year the issuer had total assets not exceeding $10,000,000.  The Company did not have assets exceeding $10,000,000 on the last day of its most recent fiscal year, which was December 31, 2005.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number of the Company is (630) 446-4400, with a copy thereof to our counsel, John G. Nassos of Ungaretti & Harris LLP at (312) 977-4405.  If you have any questions regarding this request for withdrawal, please contact Mr. Nassos at (312) 977-4151.

Sincerely,

National Storm Management, Inc.

By: /s/ TERRY KIEFER

Terry Kiefer

President and CEO